STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: 619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

September 7, 2005

William Choi

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Room 1580

Washington, D.C. 20549-0405

Re:	Renovo Holdings
Verbal Comments from Bob Burnett
Form 8-K/A dated August 12, 2005
Filed September 2, 2005

Dear Mr. Choi:

This correspondence is in response to verbal comments received from Mr. Bob Burnett in regards to the Form 8-K/A filed on September 2, 2005 on behalf of Renovo Holdings (“Renovo”).

In response to Mr. Burnett’s request we have filed an amended Form 8-K/A to revise and attach a new letter from Beckstead and Watts as Exhibit 16.

In addition, Renovo acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, Renovo acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

Please advise if we can be of any further assistance.

Yours truly,

/s/Donald J. Stoecklein

Donald J. Stoecklein